August 9, 2019

Jesse Geiger
Chief Financial Officer
Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, OH 45227

       Re: Medpace Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-37856

Dear Mr. Geiger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining